UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)*

Runway Growth Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 11 Pages)

SCHEDULE 13D
CUSIP No.		Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Growth Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,030,578.00
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,030,578.00
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,030,578.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.915%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269.00 shares of Common Stock outstanding as of May 9, 2023, as disclosed by the Issuer.

SCHEDULE 13D
CUSIP No.		Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089.00
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,089.00
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.059%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No.		Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the manager of OCM Growth Holdings, LLC and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

SCHEDULE 13D
CUSIP No.		Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13D
CUSIP No.		Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D
CUSIP No.		Page 7 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D
CUSIP No.		Page 8 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D
CUSIP No.		Page 9 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D
CUSIP No.		Page 10 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

SCHEDULE 13D
CUSIP No.		Page 11 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

SCHEDULE 13D
CUSIP No.		Page 12 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,054,667.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,054,667.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,054,667.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.974%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation.

This Amendment No. 9 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2016 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on April 21, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on June 15, 2017, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on September 7, 2017, Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on December 12, 2017, Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the Securities and Exchange Commission on October 3, 2019, Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Securities and Exchange Commission on December 20, 2019, Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed with the Securities and Exchange Commission on August 24, 2020, Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed with the Securities and Exchange Commission on October 19, 2020, and Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed with the Securities and Exchange Commission on February 23, 2022 with respect to shares of the common stock, par value $0.01 per share (“Common Stock”), of Runway Growth Finance Corp., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Runway Growth Finance Corp., 205 N. Michigan Ave, Stuie 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Schedule 13D/A.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	OCM Growth Holdings, LLC, a Delaware limited liability company (the “OCM Growth”), whose principal business is to invest in securities;

2)	Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership (“Fund Xb Delaware”), whose principal business is to invest in securities;

3)

Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities;

4)

Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

5)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;

6)

OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;

7)

Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;

8)

Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

9)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;

10)	Brookfield Corporation, an Ontario corporation (“BAM”), as the indirect owner of the Class A units of OCG, in its capacity as such.

11)	BAM Partners Trust, a Canadian corporation (“Partners”), a trust formed under the laws of Ontario, in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of OCM Growth Holdings LLC, Fund Xb Delaware, Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings GP, LLC and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address of each of BAM Partners Trust and Brookfield Corporation is Brookfield Place, Suite 300, 181 Bay St. P.O. Box 762, Toronto, Ontario A6 M5J 2T3.

(d) – (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

Since the filing of Amendment No. 9, the Reporting Persons completed the pre-planned purchases under that certain 10b5-1 Plan (the “Plan”) by and between OCM Growth and J.P. Morgan Securities Inc. (“JPM”), pursuant to which JPM purchased, for the account of OCM Growth, Common Stock of the Issuer. The Issuer purchases are financed from OCM Growth general working capital. In addition, the Reporting Persons have received Common Stock from the Issuer’s distribution reinvestment plan.

Item 5. Interest in Securities of the Issuer

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference.

OCM Growth directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock.

Fund Xb Delaware directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock.

Fund GP, in its capacity as the manager of OCM Growth and Fund Xb Delaware, has the ability to direct the management of both OCM Growth’s and Fund Xb Delaware’s business, including the power to direct the decisions of OCM Growth and Fund Xb Delaware regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore, GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth and Fund Xb Delaware.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth and Fund Xb Delaware.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth and Fund Xb Delaware.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth and Fund Xb Delaware.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth and Fund Xb Delaware.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth and Fund Xb Delaware.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware.

BAM, in its capacity as sole shareholder of Brookfield Holdings Canada, has the ability to appoint and remove certain directors of Brookfield Holdings Canada and, as such, may indirectly control the decisions of Brookfield Holdings Canada regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore BAM may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Fund Xb Delaware.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore Partners may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Fund Xb Delaware.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth and Fund Xb Delaware, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth and Fund Xb Delaware.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c), (d) and (e)

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 99.1(1)-	Subscription Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.2(2)-	Additional Member Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit LLC.

Exhibit 99.3(3)-	Operating Agreement of GSV Growth Credit LLC dated December 15, 2016.

Exhibit 99.4(4)-	Proxy dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc .

Exhibit 99.5(5)-	Stockholder Agreement dated December 15, 2015 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.6(6)-	Articles of Amendment and Restatement of GSV Growth Credit Fund Inc., dated December 14, 2016, setting forth the terms of its common stock.

Exhibit 99.7(7)-	Agreement Required for Joint Filing by Rule 13d—1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.8(7)-	10b5-1 Purchase Plan agreement, dated as of November 30, 2021, by and between OCM Growth and JPM.

(1)	Incorporated by reference to Exhibit 99.1 of our Schedule 13D filed with the Commission on December 28, 2016.
(2)	Incorporated by reference to Exhibit 99.2 of our Schedule 13D filed with the Commission on December 28, 2016.
(3)	Incorporated by reference to Exhibit 99.3 of our Schedule 13D filed with the Commission on December 28, 2016.
(4)	Incorporated by reference to Exhibit 99.4 of our Schedule 13D filed with the Commission on December 28, 2016.
(5)	Incorporated by reference to Exhibit 99.5 of our Schedule 13D filed with the Commission on December 28, 2016.
(6)	Incorporated by reference to Exhibit 99.6 of our Schedule 13D filed with the Commission on December 28, 2016.
(7)	Incorporated by reference to Exhibit 99.7 of our Schedule 13D filed with the Commission on February 23, 2022.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 6, 2023.

OCM GROWTH HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE OPPORTUNITIES FUND XB HOLDINGS (DELAWARE), L.P.

Oaktree Fund GP, LLC Manager

Oaktree Fund GP I, L.P. Managing Member

/s/ Henry Orren
Henry Orren
Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary